MAKO MINING CORP.

CLAWBACK POLICY

Introduction

The Board of Directors (the "Board") of Mako Mining Corp. (the "Company") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "Policy"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act") and Nasdaq Listing Rule 5608 (the "Clawback Listing Standards").

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation, Corporate Governance and Nominating Committee or such other committee of the Board that has been tasked with overseeing compensation matters for the Company, from time to time, in which case references herein to the Board shall be deemed references to such committee (the "Committee"). Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with the definition in Section 10D of the Exchange Act and the Clawback Listing Standards, including the Company's Chief Executive Officer, President, Chief Financial Officer or Controller, and each Vice President in charge of a principal business unit, division, or function, and any other officer of the Company or other person (such as an executive officer of a subsidiary) who performs similar policy-making functions for the Company ("Covered Executives").

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure, including but not limited to the following:

• Annual bonuses and other short- and long-term cash incentives.

• Stock options.

• Restricted shares.

• Restricted share units.

• Deferred share units.

• Performance share units.

• Performance shares.

• Stock appreciation rights.

Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures, including but not limited to the following:

• Company share price.

• Total shareholder return.

• Revenue.

• Net income.

• Earnings before interest, taxes, depreciation, and amortization (EBITDA).

• Funds from operations.

• Liquidity measures such as working capital or operating cash flow.

• Return measures such as return on invested capital or return on assets.

• Earnings measures such as earnings per share.

A measure need not be presented within the Company's financial statements or included in a filing with the SEC to be a financial reporting measure. For the avoidance of doubt, Incentive Compensation does not include any compensation paid without regard to the attainment of a financial reporting measure, including but not limited to salary, discretionary bonuses, time-based stock options or other equity awards, and awards earned solely by satisfying strategic or operational measures that do not constitute financial reporting measures.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board, without regard to any taxes paid by the Covered Executive in respect of the Incentive Compensation paid based on the erroneous data.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive as a mathematical recalculation directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. In such a case, the Company will maintain documentation of the determination of the reasonable estimate and provide such documentation to Nasdaq, as required.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

  requiring reimbursement of cash Incentive Compensation previously paid;

  seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

  offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

  cancelling outstanding vested or unvested equity awards; and

  taking any other remedial and recovery action permitted by law, as determined by the Board.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, any applicable rules or standards adopted by the Securities and Exchange Commission, and the Clawback Listing Standards.

Effective Date

This Policy shall be effective as of February 23, 2026 (the "Effective Date") and shall apply to Incentive Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive Compensation was approved, awarded, or granted to Covered Executives prior to the Effective Date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with the Clawback Listing Standards and any other rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time.

Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Relationship to Other Plans and Agreements

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. In the event of any inconsistency between the terms of the Policy and the terms of any equity incentive plan, employment agreement, equity award agreement, or similar agreement under which Incentive Compensation has been granted, awarded, earned or paid to a Covered Executive, whether or not deferred, the terms of the Policy shall govern.

Acknowledgment

Each Covered Executive shall sign an acknowledgment form in the form attached hereto as Exhibit A in which they acknowledge that they have read and understand the terms of the Policy and are bound by the Policy.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless (a) such recovery would be impracticable, as determined by the Committee or a majority of the independent directors serving on the Board in accordance with Rule 10D-1 of the Exchange Act and the Clawback Listing Standards, and (b) one of the following conditions is satisfied:

  The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

  Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.

  Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A

CLAWBACK POLICY ACKNOWLEDGMENT

The Board of Directors of Mako Mining Corp. has adopted the Mako Mining Corp. Clawback Policy ("Clawback Policy") which is administered by the Compensation, Corporate Governance and Nominating Committee or such other committee tasked with assisting the Board in connection with matters of compensation from time to time (the "Committee"), and is applicable to the Company's Covered Executives.

I, the undersigned, acknowledge that I have received a copy of the Clawback Policy, as it may be amended, restated, supplemented or modified from time to time, and that I have read it, understand it, and acknowledge that I am fully bound by, and subject to, all of the terms and conditions thereof.

In the event of any inconsistency between the terms of the Clawback Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan,  program, or arrangement under which Incentive Compensation has been granted, awarded, earned, or paid to me, whether or not deferred, the terms of the Clawback Policy shall govern.

If the Board of Directors or the Committee determines that any Incentive Compensation I have received must be forfeited, repaid, or otherwise recovered by the Company, I shall promptly take whatever action is necessary to effectuate such forfeiture, repayment, or recovery.

I acknowledge that I am not entitled to indemnification in connection with the Company's enforcement of the Clawback Policy.

I understand that any delay or failure by the Company to enforce any requirement contained in the Clawback Policy will not constitute a waiver of the Company's right to do so in the future.

Any capitalized terms used in this Acknowledgment that are not otherwise defined shall have the meaning ascribed to them in the Clawback Policy.

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